NEWS

Starfield Resources Provides Update on Hydrometallurgical Process

Successful Results Announced from Continuous Hydrolysis Circuit

Toronto, Ontario - October 30, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today released successful results from the refinement of the hydrolysis circuit in its hydrometallurgical process intended to treat massive sulphide ore from the Company’s Ferguson Lake property in Nunavut.

“We are having a banner year with our Ferguson Lake project and I couldn’t be more pleased with our progress,” said André J. Douchane, President and CEO.  “Dr. Harris and his team have created the basis for a new era in metal recovery wherein efficiency is key and the environment is better protected than ever before.”

Update on Iron Hydrolysis Testing
Testing of the continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal for the past two months.  Initial results are encouraging, and further testing is planned to continue for the remainder of 2008.

Preliminary results show:
•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation (a key achievement in any hydrometallurgical process).
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours.
•	The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals or chloride content.

“After over two years of extensive laboratory development work, Starfield has achieved a real breakthrough in hydrometallurgical research,” said Michael Moran, Starfield’s Director of Engineering.  “With this process we can now take a difficult massive sulphide ore and produce pure nickel, copper and cobalt products in a cost-effective, environmentally friendly and energy-efficient manner.”

The hydromet processing plant is designed to extract pure, LME-grade nickel, copper and cobalt metals from massive sulphides at competitive production costs.  The process will allow for economical operations at Starfield’s proposed mine and hydrometallurgical plant sites, and produce by-product electricity to power both the plant and the mine, with some excess electricity remaining for potential sale to local communities.

Dr. Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process and has reviewed this news release in accordance with NI 43-101.

In March of this year, Starfield released a summary of the preliminary economic study (scoping study) which, using a base case model, estimated a pre-tax IRR of 13.4% with approximately CDN$266 million of pre-tax cash flow per year.  In the same release, the Company also estimated a pre-tax IRR of 27% with about CDN$536 million of pre-tax cash flow per year by using then current prices for nickel and copper.  Since March, nickel and copper prices have declined to levels below those used in the March 20, 2008 press release; however, other products considered in the cash flow analysis either remained the same or increased in value.  Revisiting the scoping study model used in the March 20, 2008 release, with current commodity prices and exchange rates, shows a pre-tax IRR at 34.3% with approximately CDN$697 million of pre-tax cash flow per year.

A comparison of the effects of commodity price changes to the base case model is outlined in the table below.

Commodity	Scoping Study Base Case Model	March 2008	October 2008
Metals - US$ per pound
Nickel	8.00	14.25	4.50
Copper	2.00	3.75	1.80
Cobalt	25.00	25.00	30.00
Sulphuric Acid - US$ per ton	80.00	80.00	320.00
Exchange Rate - USD/CAD	1.11	1.11	1.29
Pre-tax IRR	13.4%	27.0%	34.3%
Pre-tax Cash Flow - CDN$	$266 million	$536 million	$697 million

Table 1 - Commodity prices and exchange rates used in various pre-tax IRR calculations

The pre-tax NPV at a 10% discount rate would increase from CDN$1.94 billion using the March numbers to CDN$2.99 billion using current prices.  The pre-tax NPV at a 15% discount rate, using current prices, is CDN$1.7 billion.

“These numbers clearly demonstrate the value of the hydrometallurgical process we intend to use at Ferguson Lake,” added Mr. Douchane.  “This process, with its economically diverse commodities, clearly helps to stabilize the project’s positive economics.  While the copper and nickel prices are considerably lower than even those contemplated in the base case, the project economics remain positive because of the rise in the price of sulphuric acid, and the decline of the Canadian dollar against the U.S. dollar.”

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

The Company will be filing an amendment to its scoping study to reflect the project’s sensitivity to more volatile commodity prices.

Forward Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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